UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Republic First Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760416107

(CUSIP Number)

George E. Norcross, III

350 Royal Palm Way, Suite 500

Palm Beach, Florida 33480

(561) 500-4600

With a Copy to:

H. Rodgin Cohen

Mitchell S. Eitel

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

212-558-4000

(Name, address and telephone number of person authorized to receive notices and communications)

April 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760416107	SCHEDULE 13D	Page 2 of 12

1	Names of Reporting Persons George E. Norcross, III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 674,572
	8	Shared Voting Power 0
	9	Sole Dispositive Power 674,572
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 674,572(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.1%(2)
14	Type of Reporting Person (See Instructions) IN

(1)

The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 5,927,715 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 9.3% of the outstanding shares of Common Stock. See Item 5.

(2)

For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of March 31, 2022 is 63,741,533, as reported in the Schedule 13D/A filed by Vernon W. Hill, II with the SEC on April 18, 2022.

CUSIP No. 760416107	SCHEDULE 13D	Page 3 of 12

1	Names of Reporting Persons Avery Conner Capital Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,416,236(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,416,236(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,416,236(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.9%(2)
14	Type of Reporting Person (See Instructions) OO

(3)

4,416,236 shares of Common Stock held by the Avery Conner Capital Trust, of which Philip A. Norcross, Susan D. Hudson, Geoffrey B. Hudson and Rose M. Guida serve as Trustees and may be deemed to have shared beneficial ownership as Trustees.

CUSIP No. 760416107	SCHEDULE 13D	Page 4 of 12

1	Names of Reporting Persons Philip A. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 424,523
	8	Shared Voting Power 4,416,236(3)
	9	Sole Dispositive Power 424,523
	10	Shared Dispositive Power 4,416,236(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,840,759(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.6%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 5 of 12

1.	Names of Reporting Persons Susan D. Hudson, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,416,236(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,416,236(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,416,236(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.9%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 6 of 12

1.	Names of Reporting Persons Geoffrey B. Hudson, in his capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,416,236(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,416,236(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,416,236(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.9%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 7 of 12

1.	Names of Reporting Persons Rose M. Guida, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,416,236(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,416,236(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,416,236(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.9%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 8 of 12

1	Names of Reporting Persons Gregory B. Braca
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 412,384
	8	Shared Voting Power 0
	9	Sole Dispositive Power 412,384
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 412,384(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.6%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 9 of 12

This Amendment No. 14 (“Amendment No. 14”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2022, as amended prior to the date of this Amendment No. 14 (the “Original Schedule 13D”) as specifically set forth herein (as so amended, the “Schedule 13D”). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following:

From April 19 until April 20, as set forth in Schedule A, the Avery Conner Capital Trust acquired 53,609 shares of Common Stock through a broker on the open market for a total of approximately $264,191.615. The source of funds for such purchases was trust funds.

From April 19 until April 20, as set forth in Schedule A, Philip A. Norcross acquired 24,523 shares of Common Stock through a broker on the open market for a total of approximately $121,169.54. The source of funds for such purchase was personal funds.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following immediately prior to the last paragraph of this item:

On April 28, 2022, the Group submitted a written request to the Secretary of the Issuer, the text of which is set forth below:

Dear Ms. Kemma Brown:

George E. Norcross, III, Gregory B. Braca and Philip A. Norcross, together with the Avery Conner Capital Trust (the “Trust”) and its trustees (“we” or the “Shareholders”), submit this written request (this “Request”) in their capacity as shareholders pursuant to Article 1, Section 2 of the Amended and Restated By-laws (the “By-laws”) of Republic First Bancorp, Inc. (“Republic First” or the “Company”), which entitles shareholders of the Company to a special meeting of shareholders if called at the written request of shareholders entitled to cast at least 20% of the votes entitled to be cast at the meeting.1

As of the date of this Request, we own in the aggregate 5,927,715 shares of common stock, par value $0.01 per share (“Common Stock”), of the Company or approximately 9.3%2 of the issued and outstanding shares of Common Stock. The Common

[1]

Article 1, Section 2 of the By-laws provides that “[s]pecial meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by statute or by the Corporation’s Articles of Incorporation, may be held at any place within the United States, and may be called at any time (a) by the Chairman of the Board, (b) by the Board of Directors or (c) at the request in writing of shareholders entitled to cast at least twenty (20%) percent of the votes entitled to be cast at the meeting upon payment by such shareholders to the Corporation of the reasonably estimated cost of preparing and mailing a notice of the meeting (which estimated cost shall be provided to such shareholders by the Secretary of the Corporation); provided, however, that special meetings of shareholders of the Corporation which have as their purpose a change in control of the Corporation, amendment to these By-Laws or an amendment of the Corporation’s Articles of Incorporation may only be called by a majority of the Board of Directors of the Corporation.” (emphasis added) The By-laws permit shareholders holding 20% of the votes entitled to be cast at the meeting, taken together, to make such request.

[2]

Based on 63,741,533 shares of Common Stock outstanding as of March 31, 2022, as reported by Vernon W. Hill, II in his Schedule 13D/A, filed with the Securities and Exchange Commission on April 18, 2022.

CUSIP No. 760416107	SCHEDULE 13D	Page 10 of 12

Stock is the only class of shares entitled to be cast at the meeting. George E. Norcross, III owns 674,572 of the shares; Gregory B. Braca owns 412,384 shares; in addition to the 4,416,236 shares held by the Trust of which he may be deemed to share ownership as a trustee, Philip A. Norcross owns 424,523 shares; and the Trust owns 4,416,236 shares, of which Philip A. Norcross, Susan D. Hudson, Geoffrey B. Hudson and Rose M. Guida may be deemed to share ownership as trustees. Attached as Exhibit A is documentary evidence of the Shareholders’ ownership as of April 27, 2022 (the “Record Date”).

Given the Company’s indeterminate delay in scheduling and holding an annual meeting and the extraordinary division at the Board of the Company, we write to request that a special meeting of shareholders of the Company (the “Special Meeting”) be held as promptly as practicable for the simple purpose of electing three directors to the board of directors of Republic First (the “Board”) to serve until the 2025 annual meeting of Republic First shareholders. The directors elected at the Special Meeting would succeed the existing Class III directors (Vernon Hill, Theodore Flocco, Jr. and Barry Spevak), whose terms will, under Article II, Section 2 of the By-laws, automatically expire at the time of that election. The purpose of the Special Meeting is not to effect a change in control.

Subject to the receipt by the Secretary of the Company of similar requests from other shareholders representing ownership of Common Stock aggregating (including our 5,927,715 shares) of 20% of the outstanding Common Stock,3 the By-laws obligate the Secretary to immediately call such Special Meeting and the Board to promptly take any action necessary to effectuate that call. There is no proper basis for the Secretary or the Board to decline to call and effect the Special Meeting as long as the Secretary receives, within a reasonable time after this Request, similar requests from shareholders with the requisite aggregate number of shares, at the mailing address above, to hold the Special Meeting that state the purpose of the Special Meeting and provide documentary evidence of their ownership as of April 27, 2022, the Record Date (see, e.g., Exhibit A hereto).

We respectfully request that the Company promptly provide a notice to the Shareholders, and all the shareholders, as to any similar requests received by the Secretary. Upon receipt of the required written requests, Republic First must set a record date and meeting date for the Special Meeting and provide all required notices, in each case as required by Republic First’s By-laws and in accordance with SEC and NASDAQ rules. If reasonably requested by the Company, the Shareholders agree to provide reasonable evidence of their continued ownership at the time the Special Meeting is called.

We are prepared to solely bear the costs and expenses of preparing and mailing the notice of the Special Meeting and will make payment of the reasonably estimated cost of such preparation and mailing as provided to us by the Secretary of the Company.

THIS IS NOT A PROXY SOLICITATION AND THE PURPOSE OF THIS LETTER IS NOT TO SOLICIT PROXIES TO VOTE ON THE ISSUES THAT WOULD BE PRESENTED AT THE SPECIAL MEETING. ANY SHAREHOLDER MAKING A SIMILAR REQUEST WILL BE ABLE TO VOTE AGAINST ANY OF THE PROPOSALS PRESENTED AT THE SPECIAL MEETING IF SUCH SHAREHOLDER HOLDS COMMON STOCK AS OF THE RECORD DATE OF THE SPECIAL MEETING SET BY THE COMPANY. SUCH REQUEST DOES NOT CONFER ON THE SHAREHOLDERS ANY RIGHT TO VOTE ANY SHARES OF ANY OTHER PERSON AT THE MEETING.

Sincerely,

George E. Norcross, III

Philip A. Norcross

Susan D. Hudson

Geoffrey B. Hudson

Rose M. Guida

Gregory B. Braca

Item 5.	Interest in Securities of the Issuer.

Items 5(a) through 5(c) of the Original Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own 5,927,715 shares of Common Stock or approximately 9.3% of the outstanding shares of Common Stock, which percentage was calculated based upon 63,741,533 shares of Common Stock outstanding as of March 31, 2022 as reported in the Schedule 13D/A filed by Vernon W. Hill, II with the SEC on April 18, 2022. Specifically, each Reporting Person beneficially owns such number of shares of Common Stock and such percentage of the outstanding Common Stock as reflected on Items 11 and 13 of the applicable cover page to this Statement.

(b) Each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition the number of shares of Common Stock reflected on Items 7-10 of the applicable cover page to this Statement.

(c) Except as set forth on Schedule A attached hereto, none of the Reporting Persons has engaged in transactions in shares of Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) since the filing of the Original Schedule 13D.

[3]	See Article 1, Section 2 of the By-laws.

CUSIP No. 760416107	SCHEDULE 13D	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 28, 2022

George E. Norcross, III

By:	/s/ George E. Norcross, III

Avery Conner Capital Trust

By:	/s/ Philip A. Norcross
Name:	Philip A. Norcross
Title:	Trustee

Philip A. Norcross

By:	/s/ Philip A. Norcross

Susan D. Hudson

By:	/s/ Susan D. Hudson

Geoffrey B. Hudson

By:	/s/ Geoffrey B. Hudson

Rose M. Guida

By:	/s/ Rose M. Guida

Gregory B. Braca

By:	/s/ Gregory B. Braca

CUSIP No. 760416107	SCHEDULE 13D	Page 12 of 12

SCHEDULE A

Transactions in the Common Stock of the Issuer Since the Filing of the Original Schedule 13D

The following table sets forth all the transactions in the Common Stock of the Issuer effected since the filing of the Original Schedule 13D by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers.

Philip A. Norcross

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
4/19/2022(1)	29,404	4.907
4/19/2022	11,112	4.918
4/20/2022(1)	24,205	4.954
4/20/2022	13,411	4.960

Avery Conner Capital Trust

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
4/19/2022	29,404	4.907
4/20/2022	24,205	4.954

Susan D. Hudson

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
4/19/2022(1)	29,404	4.907
4/20/2022(1)	24,205	4.954

Geoffrey B. Hudson

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
4/19/2022(1)	29,404	4.907
4/20/2022(1)	24,205	4.954

Rose M. Guida

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
4/19/2022(1)	29,404	4.907
4/20/2022(1)	24,205	4.954

(1)	Indicates transaction of the Avery Conner Capital Trust (with respect to which the Trustees have the power to invest and dispose of trust property).